Exhibit 99.1

Global-E Reports Record Fourth Quarter and Full Year 2021 Results

PETAH-TIKVA, Israel, February 16, 2022 - Global-e Online Ltd. (Nasdaq: GLBE) the global leader of Direct-To-Consumer cross border eCommerce enablement, today reported financial results for the fourth quarter of 2021 as well as the outlook for the first quarter and the full year 2022.

“We finished the year with the strongest quarter in the company’s history, continuing our consistent trend of delivering growth and strong execution, with $82.7m of revenues in Q4 and $245.3m for the full year, delivering roughly 80% year-on-year growth in 2021, coupled with further gross margin expansion” said Amir Schlachet, Founder and CEO of Global-e. “We believe that the opportunity ahead of us remains massive, and that we are well positioned to capture it. We enter 2022 with our teams around the globe firing on all cylinders and will continue to execute on all fronts to drive strong top-line growth, while leveraging economies of scale and continuing to generate cash. This is reflected in our guidance for 2022, as we plan for 70% top line growth this year.”

FY 2021 Financial Results

•	GMV[1] for the full year was $1,449 million, an increase of 87% year over year

•	Revenue for the full year was $245.3 million, an increase of 80% year over year

•	Gross profit for the full year was $91.4 million, an increase of 110% year over year

•	Adjusted EBITDA[2] for the full year was $32.4 million, an increase of 157% year over year

•
Net loss for the full year was ($74.9) million, compared to a net profit of $3.9 million in the year-ago period. Net profit excluding the Shopify warrants related amortization expense of $84.3 million was $9.4 million

Q4 2021 Financial Results

•	GMV[1] in the fourth quarter of 2021 was $505 million, an increase of 66% year over year

•	Revenue in the fourth quarter of 2021 was $82.7 million, an increase of 54% year over year, of which service fees revenue was $35.5 million and fulfillment services revenue was $47.2 million

•	Gross margin in the fourth quarter of 2021 was 39.5%, an increase of 600 basis points from 33.5% in the fourth quarter of 2020

•	Adjusted EBITDA[2] in the fourth quarter of 2021 improved to $11.8 million compared to $7.2 million in the fourth quarter of 2020

•
Net loss in the fourth quarter of 2021 was ($22.5) million, compared to a net profit of $4.3 million in the year-ago period. Net profit excluding the Shopify warrants related amortization expense of $29.4 million was $6.9 million

Recent Business Highlights

•	Throughout 2021, our existing merchant base continued to stay and grow with us, as reflected in our annual GDR rate of over 98% and NDR rate of 152%

•	Continued accelerated growth of our US-outbound business
o	Continuing the strong penetration into the US market, US outbound revenues were up 108% in 2021

•	Continued launching with many more incredible brands over the last quarter and continued expanding our relationships with prominent retail groups. Select notable examples include:
o	Launched with another couple of brands from the LVMH group, Fenty Beauty and Fenty Skin, Rihanna’s cosmetics brands
o	Yeezy-GAP, Kanye West’s much discussed fashion cooperation with GAP, launched with us during Q4, as did the fast-growing sports clothing brand NVGTN

•	Expanded our relationship with several of our merchants, serving more and more lanes for them
o	Cartier, Stussy, Suunto, the French brand The Kooples and the Spanish footwear brand Camper are some of the brands which added additional key lanes
o	German audio equipment brand Sennheiser added the US, one of its largest destination markets, continuing our growth in the exciting new vertical of consumer electronics

•	Continued pursuing our geographical expansion efforts into APAC
o	Expanded our team on the ground in Tokyo, established a partnership agreement with the Japanese global digital transformation leader Trans Cosmos
o	With a first team member already on the ground in Melbourne, Australia, signed up a first reputable Aussie merchant

•	Continued to develop and enhance our multi-local service offering, with emphasis on further developing the granularity of our multi-local support features

•	Strategic partnership with Shopify on track to deliver the new native integration
o	Recently met additional important milestones in the technical development roadmap, gearing up towards the full launch of the new integration
o
Meanwhile, continued to onboard new Shopify-based merchants, of various sizes, on the existing 3rd-party integration including, among others Fenty Beauty and Fenty Skin, Yeezy-GAP and NVGTN mentioned above, as well as the direct-to-consumer healthcare apparel and lifestyle brand FIGS and the McLaren Formula-1 team’s online merchandize store

•	Closed the Flow Commerce transaction, aimed at enhancing our support for emerging brands as well as our ability to provide our solutions through channel partners in white-label form
o	Welcomed the Flow team into the Global-e family, and went full steam ahead with integrating teams and capabilities
o	Established a new Channels and Emerging Brands division
o	Continued joint work with Shopify towards launching the first white-label channel solution

Q1 2022 and Full Year Outlook

Global-e is introducing first quarter and full year guidance as follows:

	Q1 2022	FY 2022
(in millions)
GMV (1)	$446 - $456	$2,445 - $2,495
Revenue	$74.5 - $76.5	$411 - $421
Adjusted EBITDA (2)	$0.7 - $1.7	$38 - $42

Given the uncertainty of the ongoing impact and unprecedented conditions surrounding COVID-19 pandemic on business globally, we will provide investors with updated business trends as they evolve.

1 Gross Merchandise Value (GMV) is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric.

2 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure.  The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 4:30 p.m. ET on Wednesday, February 16, 2022.

The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-877-705-6003
International Toll:	1-201-493-6725

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures that are not prepared in accordance with GAAP, including Adjusted EBITDA. Global-e defines Adjusted EBITDA as operating profit (loss) adjusted for depreciation and amortization, offering related expenses, merger and acquisition expenses and stock-based compensation expenses. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Global-e uses Adjusted EBITDA in conjunction with GAAP measures as part of Global-e’s overall assessment of its performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, to evaluate the effectiveness of Global-e’s business strategies, and to communicate with Global-e’s board of directors concerning its financial performance. Adjusted EBITDA is a measure used by our management to understand and evaluate our operating performance and trends. Adjusted EBITDA is a key performance measure that Global-e’s management uses to assess its operating performance and the operating leverage in Global-e’s business.

Global-e’s definition of Adjusted EBITDA may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish this metric or similar metrics. Furthermore, this metric has certain limitations in that it does not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Adjusted EBITDA should be considered in addition to, not as substitute for, or in isolation from, measures prepared in accordance with GAAP.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding Global-e’s operations, strategy and Global-e’s projected revenue and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to retain merchants or the GMV generated by such merchants; the ability to attract new merchants; our expectations regarding our revenue, expenses and operations; anticipated trends and challenges in our business and the markets in which we operate; our ability to compete in our industry; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs; our ability to manage our growth and manage expansion into additional markets; our ability to establish and protect intellectual property rights; our ability to hire and retain key personnel; our expectations regarding the use of proceeds from our initial public offering; our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; the impact of the COVID-19 pandemic, including variants, and related vaccination roll out efforts; and the other risks and uncertainties described in Global-e’s prospectus filed with the Securities and Exchange Commission (the "SEC") on September 13, 2021 and other documents filed with or furnished by Global-e from time to time with the SEC.  The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors.  These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release.  Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, direct-to-consumer cross-border e-commerce. The chosen partner of hundreds of brands and retailers across the United States, Europe and Asia, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast cross-border experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. Founded in 2013 by Amir Schlachet, Shahar Tamari and Nir Debbi, Global-e operates from eight offices worldwide. For more information, please visit: www.global-e.com

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Headline Media
Garrett Krivicich
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	December 31,
	2020	2021
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$68,637	$448,623
Short-term deposits	6,457	41,985
Accounts receivable, net	3,594	9,185
Prepaid expenses and other current assets	23,047	46,568
Marketable securities	16,871	18,464
Funds receivable, including cash in banks	34,492	57,635
Total current assets	153,098	622,460
Property and equipment, net	717	3,269
Operating lease right-of-use assets	4,160	20,108
Long term deposits	2,223	2,219
Deferred contract acquisition costs, noncurrent	729	1,314
Other assets, noncurrent	368	213
Commercial agreement asset	-	196,544
Total long-term assets	8,197	223,667
Total assets	$161,295	$846,127
Liabilities, Convertible Preferred Shares and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$19,057	$24,064
Accrued expenses and other current liabilities	29,432	47,358
Funds payable to Customers	34,492	57,635
Short term operating lease liabilities	915	2,517
Total current liabilities	83,896	131,574
Long-term liabilities:
Deferred tax liabilities, net	105	-
Warrants liabilities to preferred shares	5,738	-
Long term operating lease liabilities	3,513	18,803
Total liabilities	$93,252	$150,377
Commitments and contingencies
Convertible preferred shares	112,553	-
Shareholders’ (deficit) equity:
Share capital and additional paid-in capital	8,087	823,550
Accumulated comprehensive income (loss)	111	(159)
Accumulated deficit	(52,708)	(127,641)
Total shareholders’ (deficit) equity	(44,510)	695,750
Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$161,295	$846,127

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(Unaudited)		(Audited)	(Unaudited)
Revenue	$53,574	$82,717	$136,375	$245,274
Cost of revenue	35,604	50,062	92,902	153,841
Gross profit	17,970	32,655	43,473	91,433

Operating expenses:
Research and development	4,872	10,298	15,400	29,761
Sales and marketing	3,894	36,717	9,838	104,687
General and administrative	3,785	7,830	9,822	22,643
Total operating expenses	12,551	54,845	35,060	157,091
Operating profit (loss)	5,419	(22,190)	8,413	(65,658)
Financial expenses, net	940	658	4,339	8,570
Income (loss) before income taxes	4,480	(22,848)	4,074	(74,228)
Income taxes	146	(357)	160	705
Net earnings (loss) attributable to ordinary shareholders	$4,333	$(22,491)	$3,914	$(74,933)
Undistributed earnings attributable to participating securities	$3,545	$-	$3,189	$-
Net earnings (loss) attributable to ordinary shareholders	$788	$(22,491)	$725	$(74,933)
Net earnings (loss) per share attributable to ordinary shareholders, basic	$0.04	$(0.15)	$0.03	$(0.74)
Net earnings (loss) per share attributable to ordinary shareholders, diluted	$0.03	$(0.15)	$0.03	$(0.74)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	21,617,948	149,283,090	21,120,208	101,737,026
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, diluted	29,971,390	149,283,090	28,637,801	101,737,026

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(Unaudited)		(Audited)	(Unaudited)
Operating activities
Net profit (loss)	$4,333	$(22,491)	$3,914	$(74,933)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	65	121	235	331
Share-based compensation expense	1,716	3,919	3,956	12,001
Commercial agreement asset	-	29,406	-	84,298
Long term deposit revaluation	-	24	-	24
Accounts receivable	(1,197)	(5,301)	(1,652)	(5,591)
Prepaid expenses and other assets	(6,804)	(11,054)	(12,273)	(23,239)
Funds receivable	(4,623)	(15,661)	(11,829)	(29,272)
Long-term receivables	(150)	-	(150)	-
Funds payable to customers	13,373	21,201	12,884	23,143
Operating lease ROU assets	217	599	(2,761)	1,382
Deferred contract acquisition costs	(107)	(149)	(429)	(814)
Accounts payable	8,601	6,402	10,018	5,007
Accrued expenses and other liabilities	15,834	16,475	18,874	17,926
Deferred tax liabilities	52	(138)	52	(90)
Impairment of marketable securities	-	140	-	140
Operating lease liabilities	49	478	2,988	(437)
Warrants liabilities to preferred shares	1,631	-	5,523	5,872
Net cash provided by operating activities	32,990	23,971	29,350	15,748
Investing activities
Investment in marketable securities	(16,759)	(652)	(16,759)	(2,806)
Proceeds from marketable securities	-	491	-	748
Investment in short-term investments	(1,310)	(191)	(6,375)	(117,185)
Proceeds from short-term investments	-	41,257	-	81,657
Investment in long-term deposits	(181)	(86)	(456)	(20)
Purchases of property and equipment	(125)	(2,259)	(456)	(2,883)
Net cash (used in) provided by investing activities	(18,375)	38,560	(24,046)	(40,489)
Financing activities
Proceeds from issuance of convertible preferred shares, net of issuance costs	-	-	58,821	-
Proceeds from issuance of Ordinary shares in IPO, net of issuance costs	-	-	-	396,494
Proceeds from exercise of warrants to ordinary shares	-	15	-	529
Proceeds from exercise of share options	81	598	539	1,584
Net cash provided by financing activities	81	613	59,360	398,607

Net increase in cash, cash equivalents, and restricted cash	14,696	63,144	64,664	373,866
Cash and cash equivalents and restricted cash—beginning of period	70,337	395,755	20,369	85,033
Cash and cash equivalents and restricted cash—end of period	$85,033	$458,899	$85,033	$458,899

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Year Ended
	December 31,				December 31,
	2020		2021		2020		2021
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	303,647		504,919		773,843		1,449,299
Adjusted EBITDA (a)	7,200		11,829		12,604		32,424

Revenue by Category
Service fees	20,475	38%	35,499	43%	49,927	37%	96,659	39%
Fulfillment services	33,099	62%	47,218	57%	86,448	63%	148,615	61%
Total revenue	$53,574	100%	$82,717	100%	$136,375	100%	$245,274	100%

Revenue by merchant outbound region
United Kingdom	29,903	56%	37,443	45%	80,122	59%	113,835	47%
United States	14,399	27%	24,373	29%	34,140	25%	71,095	29%
European Union	9,063	17%	20,019	24%	21,269	16%	58,177	23%
Israel	209	0%	405	0%	844	1%	1,052	0%
Other	-	-	477	1%	-	-	1,115	0%
Total revenue	$53,574	100%	$82,717	100%	$136,375	100%	$245,274	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2021	2020	2021
	(Unaudited)		(Unaudited)
Operating profit (loss)	5,419	(22,190)	8,413	(65,658)
(1) Stock-based compensation:
Cost of revenue	3	26	10	85
Research and development	237	1,873	507	4,192
Selling and marketing	260	580	442	1,287
General and administrative	1,216	1,440	2,997	6,437
Total stock-based compensation	1,716	3,919	3,956	12,001

(2) Depreciation and amortization	65	121	235	331

(3) Secondary Offering Costs	-	-	-	879

(4) Commercial agreement asset amortization	-	29,406	-	84,298

(5) Merger and acquisition costs	-	573		573
Adjusted EBITDA	7,200	11,829	12,604	32,424